

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

February 23, 2009

<u>Via Facsimile and U.S. Mail</u>

Jen-Hsun Huang
President and Chief Executive Officer
NVIDIA Corporation
2701 San Tomas Expressway
Santa Clara, CA 95050

> **Re: NVIDIA Corporation**
> **Schedule TO-I**
> **Filed February 11, 2009**
> **File No. 5-56649**

Dear Mr. Huang:

　　We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule TO-I</u>

<u>Item 6. Purposes of the Transaction and Plans or Proposals</u>

1. We note the disclosure you provide under (c) of this section. It does not appear you have provided similar disclosure in your Offer to Purchase document. In that regard, please revise your Offer to Purchase document to include information set forth in (c) as delivered to security holders. <u>See</u> Rule 13e-4(d)(1) and (e)(1)(ii)(A).

Exhibit 99.(a)(1)(A): Offer to Purchase

Cover Page, page i

1.   We note the disclosure on page i where you disclose that "the Offer will not be made to, nor will Eligible Options be accepted for payment under the terms of the Offer from or on behalf of employees" in jurisdictions where the offer would violate applicable law. We also note similar disclosure you have in the section entitled "Forward-Looking Statements; Miscellaneous" on page 20. Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please advise us as to how the company is complying with the all-holders provision in Rule 13e-4(f)(8), or revise the disclosure here consistent with that Rule.

Acceptance of Options for Purchase and Cancellation; Delivery of Total Payment, page 12

2.   We note the disclosure indicating that "as promptly as practicable" following the offer termination date, you expect to accept all eligible options properly tendered. Rule 14e-1 (c) requires that you provide the cash payment in exchange for the options tendered promptly upon expiration of the offer. Please revise and clarify your disclosure accordingly.

Conditions of the Offer, page 12

3.   We note your disclosure in second full paragraph of this section where you provide that your "failure to exercise any of these rights is not a waiver of any rights. The wavier of any of these rights with respect to particular facts and circumstances is not a waiver with respect to any other facts and circumstances." This language appears to imply that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to option holders. In that regard, please confirm your understanding to us that if an offer condition is triggered, you will notify shareholders whether or not you have waived an offer condition.

Interests of Directors and Officers; Transactions and Arrangements Involving
Options, page 15

4. We note your disclosure in the third full paragraph of this section where you
    provide that "[n]either NVIDIA, nor, to the best of our knowledge, any of our
    directors or executive officers, nor any affiliates of us or our directors or
    executive officers, have engaged in transactions involving Eligible Options during
    the 60 days prior to the date of this Offer." (Emphasis added). Please delete the
    qualifying language, or explain to us why you need to qualify your disclosure
    with the "to the best of our knowledge" language. Please also apply this comment
    to similar disclosure you provide under the heading "Interests of Directors and
    Officers; Transactions and Arrangements Involving Options" on page 15.

Extension of the Offer; Termination; Amendment, page 17

5. In the first full paragraph of this section, you reserve the right to extend the offer
    by "giving oral or written notice" to option holders. We do not believe that orally
    informing option holders of such a development, without more, satisfies your
    obligations under the tender offer rules. Please confirm that you will provide
    appropriate notice through the filing and dissemination of revised offer materials.
    See Rule 13e-4(c)(3) and (e)(3).

Additional Information, page 19

6. We note the statement in the last sentence of the first full paragraph under this
    heading that "[y]ou also may want to review the filings we make with the SEC
    after the date of the Offer." Schedule TO does not permit forward-incorporation.
    To the extent that you wish to incorporate information in future filings into the
    Schedule TO, you are required to file a Schedule TO-I/A specifically doing so by
    referencing the applicable filing. Please supplementally confirm that the
    Schedule TO-I will be amended to specifically include any future filings that
    relate to any material information related to the offer.

                                *   *   *

        As appropriate, please amend your filing in response to these comments. You may
wish to provide us with marked copies of the amended filing to expedite our review.
Please furnish a cover letter with your amended filing that keys your responses to our
comments and provides any requested supplemental information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amended filing and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all

material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       Please direct any questions to me at (202) 551-3621 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Scott P. Spector, Esq.
       William L. Hughes, Esq.
       Fenwick & West LLP
       801 California Street
       Mountain View, CA 94041